

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2013

<u>Via E-mail</u>
Mr. Chad A. Freed
Senior Vice President and General Counsel
Universal Technical Institute, Inc.
16220 North Scottsdale Road, Suite 100
Scottsdale, Arizona 85254

      Re: Universal Technical Institute, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2012
              Filed November 28, 2012
              File No. 001-31923

Dear Mr. Freed:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                     Sincerely,

                     /s/ Terry French for

                     Larry Spirgel
                     Assistant Director